[Logo]COMPANHIA       AWARD                    LEVEL 1 ADR - American Depositary
      FORCA E LUZ     [Logo]      [logo]       Receipts
      CATAGUAZES      ABRADEE  Ticket Symbol   USA
      LEOPOLDINA                   FLCL        Ticket Symbol
                                               CFLPY - Preferred Class "A"
                                               CFLCY - Common



         Investor Relations Monthly Report - November 30th, 2004 Edition

Ivan Botelho III SHP granted operating license
The last of the five SHPs, Ivan Botelho III (24.4 MW), received an operating license on November 26 and has begun filling its reservoir with water. Construction work on the aforementioned five SHPs began simultaneously in 2002, which are part of the Sistema Cataguases-Leopoldina's program to increase its electrical energy generation capacity. This SHP is projected to come into commercial operation at the end of December.


Cat-Leo Energia opens offices in Belo Horizonte.
A generation subsidiary of the Sisteama Cataguazes-Leopoldina, Cat-Leo Energia has opened offices in the Belo Horizonte (capital of Minas Gerais state) with the aim of exploring new opportunities. Among the action plan, includes not only a greater participation in the Minas SHP program - the target is to participate in the program which will entail around R$ 1 billion at the first stage - but also to execute direct contracts with the business sector. The services which Cat-Leo could provide include power station maintenance and operation, retrofitting of generating units, construction management and provision of electric, mechanical and hydro mechanical equipment, civil construction work and engineering services.


Cataguazes-Leopoldina introduces groundbreaking guarantee insurance for the 'Luz para Todos' program
In an unprecedented move, the Sistema Cataguazes-Leopoldina (SCL) has signed a completion guarantee insurance with insurance company Aurea, to raise R$ 65 million from Eletrobras for its subsidiaries located in the northeast of Brazil Energipe (Sergipe state), CELB (Paraiba state) and Saelpa (Paraiba state) as guarantee for the funds, which the Federal Government will provide, for the 'Energy for All' program ('Luz Para Todos'). The same operation will also be performed to raise funds for the 'Energy for All' program for SCL's other two energy distributors CFLCL (Minas Gerais state) and CENF (Rio de Janeiro state). Through the program the Sistema Cataguazes-Leopoldina predicts it will serve more than 90 thousand new consumer units, increasing its current number of consumers (1.8 million) by 5%.

Cataguazes-Leopoldina posts consolidated revenue of R$ 1.33 billion in 10 months

The consolidated gross operating revenue posted by Cataguazes-Leopoldina reached R$1.33 billion during the first ten months of 2004, which represents an increase of 26% on the same period in 2003. Consolidated sales stood at 5,426 GWh, rising by 6.4%. However, if only the retail market is considered, total sales reveal a fall of 2.8% (2.5% in the area of parent company CFLCL) for the same period, due to the loss of free consumers, which are being billed for the financial losses resulting from lower energy sales. It should be noted that if the energy demanded in the retail market by the aforesaid free consumers was considered in CFLCL's energy balance sheet, the consolidated energy consumption in the concession areas of the companies comprising the Sistema Cataguazes-Leopoldina would reveal a 4.0% rise in the first ten months of 2004 as compared to the same period in 2003.

                                         Comparison among CFLCL, CENF, Energipe, CELB e Saelpa
                                          Operating Indicators - January to October of 2004
                     ----------------------------------------------------------------------------------------------
                                                     CFLCL      CENF   Energipe    CELB     Saelpa   Consolidated
                                                  -----------------------------------------------------------------
                      Gross Revenue - R$ million        272        76      389        89      471        1,330
                      Growth % (*)                     + 24      + 32     + 20      + 22     + 30         + 26
                      Electricity Sales - GWh           878       268    1,563       455    1,980        5,426
                       Retail Market                    786        234   1,354       449    1,910        4,733
                           o  Residential               246       103      390       101      617        1,457
                           o  Industrial                247        49      435       245      574        1,550
                           o  Commercial                109        47      227        58      282          723
                           o  Other classes             184        35      302        45      437        1,003
                        Whosale + Other                  92        34      209         6       70          693
                      Sales Increase - % (*)          + 8.4     + 3.1    - 9.0     - 2.2    + 1.9        + 6.4
                       Retail Market                  - 2.5     + 0.9   - 11.9     + 3.5    + 2.7        - 2.8
                           o  Residential             - 0.7     - 0.6    + 5.2     + 3.5    + 3.7        + 3.0
                           o  Industrial              - 7.5     - 0.3   - 32.7     + 3.6    + 2.4       - 11.9
                           o  Commercial              - 0.3     + 4.2    + 3.8     + 3.3    + 1.4        + 2.2
                           o  Other classes           + 1.0     + 2.6    + 0.4     + 2.8    + 2.4         +1.5
                       (*) In relation to the same period of 2003.
                     ----------------------------------------------------------------------------------------------

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6317 / 3429-6480
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: (021) 2122-6931 / 2122-6980
http://www,cataguazes,com,br or e-mail para: stockinfo@cataguazes,com,br --------------------------- Mauricio Perez Botelho
                          Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.